IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

MENTOR GRAPHICS CORPORATION, an	)
Oregon corporation, and FRESNO	)
CORPORATION, a Delaware corporation,	)
Plaintiffs,	)
	)	C.A. No. 19299
v.	)
IKOS SYSTEMS, INC., a Delaware	)
corporation, GERALD S. CASILLI,	)
RAMON A. NUNEZ, WILLIAM	)
STEVENS, GLENN E. PENISTEN, JAMES	)
R. OYLER, JACKSON HU, SYNOPSYS,	)
INC., a Delaware corporation, and OAK	)
MERGER CORPORATION, a Delaware	)
corporation,
Defendants.

VERIFIED COMPLAINT

    Plaintiffs Mentor Graphics Corporation ("Mentor") and Fresno Corporation, a wholly-owned subsidiary of Mentor ("Purchaser"), by and through their undersigned counsel, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, allege as follows:

NATURE OF THE ACTION

    1.  On July 2, 2001, IKOS Systems, Inc. ("IKOS") and Synopsys, Inc. ("Synopsys") announced a non-premium stock-for-stock merger (the "IKOS-Synopsys Merger") pursuant to the terms of which IKOS would be merged with and into Oak Merger Corporation, a wholly owned subsidiary of Synopsys. The IKOS-Synopsys Merger, which is not scheduled to close until August 2002, approximately eight months from now, would result in the receipt by the IKOS stockholders of Synopsys stock with a highly contingent and uncertain value of $6-$20 of Synopsys common stock per IKOS share. On December 6, 2001, Mentor and Purchaser proposed to acquire IKOS in an all-cash transaction that would entail the near-term payment of $11.00 in cash per IKOS share (the "Mentor Merger Proposal").

    2.  The Mentor Merger Proposal contemplates the immediate acquisition of IKOS by Mentor and Purchaser at a price of $11.00 per share of IKOS common stock payable in cash. The acquisition would be accomplished by a first-step cash tender offer for all outstanding shares of IKOS common stock, followed by a second-step merger in which the remaining stockholders of IKOS would receive the same cash price per share paid in the tender offer.

    3.  By approving the merger agreement dated July 2, 2001 with Synopsys (the "Synopsys Agreement"), the members of the IKOS board of directors (the "IKOS Directors" or "Director Defendants") have breached their fiduciary obligations to act in the best interests of the IKOS stockholders by agreeing to unprecedented and grossly inappropriate defensive provisions in the Synopsys Agreement designed to preclude Mentor (or any other entity) from successfully consummating a merger with IKOS, preventing the IKOS stockholders from considering and voting on a competing, superior merger proposal, coercing IKOS stockholders into voting for the Synopsys Agreement, and tying the hands of the IKOS directors in managing IKOS until the IKOS-Synopsys Merger is consummated (which is not scheduled to occur until August 2002).

    4.  Three of the Synopsys Agreement's features are particularly inappropriate and in violation of Delaware law. The IKOS Directors effectively have contracted away their duty of care by approving these features. First, while the Synopsys Agreement supposedly permits the IKOS directors to terminate the agreement and abandon the IKOS-Synopsys Merger to pursue a superior proposal, an unreasonable termination fee renders this right meaningless. Indeed, the Synopsys Agreement imposes draconian financial penalties—an astounding 10.1% of the equity value of IKOS based on the average closing price of IKOS stock for the thirty trading days ended December 6, 2001—if IKOS terminates the Synopsys Agreement to pursue a superior proposal.

    5.  Second, the Synopsys Agreement imposes onerous restrictions on the IKOS Directors' authority to manage the business and affairs of IKOS pending the consummation of the IKOS-Synopsys Merger, which is scheduled to occur in August 2002. These operating restrictions foreclose the IKOS Directors from making any non-routine decision and IKOS from taking any non- routine action until the IKOS-Synopsys Merger is consummated. By agreeing to these operating restrictions for the extended period of time prior to the closing of the IKOS-Synopsys Merger, the IKOS Directors impermissibly have abdicated their fiduciary and statutory obligations to manage the business and affairs of IKOS. Moreover, by vesting Synopsys with significant authority to manage IKOS, the Synopsys Agreement effectively has transferred control of IKOS to Synopsys.

    6.  Third, under a draconian no-shop provision which becomes operative after IKOS stockholders approve the Synopsys Agreement and long before the potential closing of the Merger in August 2002, the IKOS Directors effectively are not permitted even to learn about, let alone evaluate meaningfully, alternative proposals—no matter how compelling or financially rewarding. Following IKOS stockholder approval of the Merger, an IKOS director cannot make an informed decision about the merits of a proposed transaction—or, equally important, the relative merits of a strategic alternative—because the no-shop provision in the Synopsys Agreement prohibits the IKOS Directors from communicating freely with interested parties without fear of outrageous financial penalties.

    7.  In sum, the IKOS Directors have breached their fiduciary duties and have abdicated their responsibilities. The foregoing terms of the Synopsys Agreement should be enjoined and the IKOS Directors should be required to act in accordance with Delaware law going forward.

THE PARTIES

    8.  Plaintiff Mentor is an Oregon corporation with its principal executive offices in Wilsonville, Oregon. Mentor manufactures, markets and supports software and hardware electronic design automation ("EDA") products and related services. EDA products enable engineers to design, analyze, simulate, model, implement and verify the components of electronic systems. Mentor is the beneficial owner of 841,500 shares of IKOS common stock, or approximately 9.1% of the outstanding shares of IKOS common stock as of December 6, 2001.

    9.  Plaintiff Purchaser is a Delaware corporation and a wholly-owned subsidiary of Mentor with its principal executive offices in Wilsonville, Oregon. Purchaser is the record owner of 100 shares of IKOS common stock.

    10. Defendant IKOS is a Delaware corporation with its principal executive offices in San Jose, California. IKOS is a diversified technology company engaged in high-performance design verification solutions, including hardware and software simulation for language-based design, logic emulation for system integration and compatibility verification, and verification services. IKOS has direct sales operations in North America, the UK, France, Germany, the Netherlands, Japan and India and a distribution network throughout Asia-Pacific and Israel.

    11. Defendant Synopsys is a Delaware corporation with its principal executive offices in Mountain View, California. Synopsys is a technology company engaged in the creation of EDA tools for the global electronics market. Synopsys also delivers design technologies and solutions to developers of complex integrated circuits, electronic systems and systems on chip.

    12. Defendant Oak Merger Corporation is a newly incorporated Delaware corporation and a wholly owned subsidiary of Synopsys.

    13. Defendant Gerald S. Casilli has been the Chairman of IKOS since 1989 and served as its Chief Executive Officer from April 1989 until August 1995. He is a director of IKOS and owes fiduciary duties to IKOS and its stockholders. As of September 29, 2001, he beneficially owned approximately 391,583 shares of IKOS common stock (including approximately 45,800 shares subject to options exercisable within 60 days of September 29, 2001).

    14. Defendants Ramon A. Nunez, William Stevens, Glenn E. Penisten, James R. Oyler, and Jackson Hu are current directors of IKOS and all owe fiduciary duties to IKOS and its stockholders. As of September 29, 2001, these directors beneficially owned approximately 359,019 shares of IKOS common stock collectively (including approximately 307,556 shares subject to options exercisable within 60 days of September 29, 2001).

FACTUAL BACKGROUND

    A.  THE PROPOSED MERGER OF IKOS AND SYNOPSYS.

    15. On July 2, 2001, IKOS and Synopsys announced a stock-for-stock merger pursuant to the terms of which IKOS stockholders are to receive shares of Synopsys common stock, with the final per-share purchase price between $6 and $20 to be determined by IKOS' revenue, change in backlog, and profit before tax during a 12-month measurement period ending June 30, 2002.

    16. After the close of the measurement period, IKOS' auditors, subject to review by Synopsys and its auditors, will calculate revenue plus change in backlog and profit before tax ("PBT"), as defined in the Synopsys Agreement, and the price per share will be calculated using both metrics. The final price per share will be the price determined by revenue plus the change in backlog or the price determined by PBT, whichever is lower, except that if the price determined by PBT is lower than the price determined by revenue plus the change in backlog but the same or higher than the price determined by revenue without regard to backlog, the final price will be determined by revenue plus the change in backlog.

    17. The closing of the IKOS-Synopsys Merger is currently scheduled for August 2002. Upon closing of the IKOS-Synopsys Merger, IKOS stockholders will receive shares of Synopsys common stock, with the ratio determined by dividing the purchase price per share by the average closing price of Synopsys stock during the ten trading-day period ending on the fifth trading day prior to the closing date. IKOS stock options will be assumed by Synopsys at the same exchange ratio. The IKOS-Synopsys Merger will be accounted for as a purchase transaction.

    18. The IKOS-Synopsys Merger is subject to numerous unusual and onerous closing conditions which if not met would relieve Synopsys of its obligations under the Synopsys Agreement. For example, one closing condition is that IKOS achieve revenue of at least $50 million and losses before tax not exceeding $10 million during the 12-month period ending June 30, 2002 (the "Financial Performance Condition"). Another closing condition is that certain key employees of IKOS accept employment with and/or enter into certain employment agreements with Synopsys (the "Employee Condition").

    19. Not only are these closing conditions unusual, but also they are onerous given that IKOS has limited control with respect to whether these conditions are satisfied. Indeed, while IKOS has some control with respect to the Financial Performance Condition, the achievement of this condition is dependent greatly on external and non-controllable factors such as general market conditions and industry cycles. Given the poor market conditions that currently exist, it is quite possible that the Financial Performance Condition will not be met. The other condition described in the preceding paragraph, the Employee Condition, is even more onerous because IKOS has no control whatsoever with respect to whether it is satisfied. By contrast, Synopsys has significant control over whether these two conditions are met. In other words, Synopsys has significant control over the very closing conditions that will determine whether Synopsys has any obligation under the Synopsys Agreement to consummate the IKOS-Synopsys Merger. Hence, Synopsys' obligations under the Synopsys Agreement are illusory. As one stock analyst has correctly noted, not only is there no certainty that the IKOS-Synopsys Merger will close, but also the Synopsys Agreement effectively provides Synopsys an "option" to acquire IKOS if it so chooses at a later time.

    20. The market reaction to the proposed no-premium IKOS-Synopsys Merger was hardly inspired, pushing the stock price of IKOS down. On June 29, 2001, the last trading day before the announcement of the IKOS-Synopsys Merger, the common stock of IKOS closed at $7.36. Although both IKOS and Synopsys have touted expected synergies of the IKOS-Synopsys Merger, it is apparent that the market has not recognized any incremental value in the current share price of IKOS. In fact, the average closing price of IKOS stock for the thirty most recent trading days is $5.87, which is well below the pre-announcement price of $7.36. Moreover, this lackluster performance in IKOS' stock price occurred despite Mentor being an active and large purchaser of IKOS common stock following the announcement of the IKOS-Synopsys Merger.

    B.  MENTOR'S REPEATED ATTEMPTS TO INFORM THE IKOS DIRECTORS REGARDING ITS DESIRE TO MAKE A SUPERIOR MERGER PROPOSAL.

    21. Prior to the announcement of the IKOS-Synopsys Merger on July 2, 2001, Mentor repeatedly advised IKOS' representatives that Mentor was interested in making a merger proposal to allow Mentor to acquire IKOS. Notwithstanding their knowledge of Mentor's interest in acquiring IKOS, the IKOS Directors entered into an unlawful Synopsys Agreement that is intended to preclude the IKOS stockholders from receiving the benefits of a Mentor merger proposal. The conduct of the IKOS Directors not only represents a gross dereliction of their responsibility to make informed decisions but also is detrimental to the IKOS stockholders and violates their fiduciary duties. By virtue of these breaches of fiduciary duty, IKOS stockholders have been deprived of the opportunity to consider, vote on, and accept the Mentor Merger Proposal.

      1.  IKOS' INCONSISTENT REACTIONS TO MENTOR'S OVERTURES.

    22. As part of Mentor's continuous evaluation of its businesses and plans, Mentor considers a variety of strategic options and transactions. As part of this process, Mentor has had discussions with IKOS from time to time concerning an acquisition of IKOS. In the late 1990s, IKOS or its financial advisors contacted Mentor on several occasions to discuss the possibility of Mentor acquiring IKOS. These discussions between Mentor and IKOS and its financial advisors did not result in any proposal by Mentor to acquire IKOS.